SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 5, 2024, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	09/30/2024	09/30/2023
Results of the fiscal year	(109,035)	250,538
Attributable to:
Shareholders of the controlling company	(105,646)	238,061
Non-controlling interest	(3,389)	12,477

2. Other comprehensive income for the fiscal year	in million of ARS
	09/30/2024	09/30/2023
Other comprehensive income for the fiscal year	(497)	(1,037)
Attributable to:
Shareholders of the controlling company	(285)	(1,006)
Non-controlling interest	(212)	(31)

3. Total comprehensive income for fiscal year	in million of ARS
	09/30/2024	09/30/2023
Total comprehensive for fiscal year	(109,532)	249,501
Attributable to:
Shareholders of the controlling company	(105,931)	237,055
Non-controlling interest	(3,601)	12,446

4. Equity details	in million of ARS
	09/30/2024	09/30/2023
Share Capital	7,120	7,220
Treasury shares	349	144
Comprehensive adjustment of capital stock and of treasury shares	366,751	366,736
Warrants	23,420	26,084
Share Premium	539,468	533,398
Premium for trading of treasury shares	(11,556)	2,091
Legal Reserve	53,754	41,808
Special Reserve (Resolution CNV 609/12)	207,970	207,970
Cost of treasury share	(45,831)	(19,229)
Reserve for future dividends	81,807	37,431
Reserve for conversion	(3,554)	(219)
Special Reserve	65,122	129,616
Other reserves	(105,033)	(104,996)
Retained earnings	(90,172)	511,947
Shareholders’ Equity attributable to controlling company’s shareholders	1,089,615	1,740,001
Non-controlling interest	75,902	100,879
Total shareholder's equity	1,165,517	1,840,880

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,468,931,420 (including treasury shares) represented by 746,893,142 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each which are as of today duly registered which is divided into 741,459,162 non-endorsable nominative ordinary shares of  Nominal Value 10 ARS each with the right to 1 vote each and 5,433,980 non-endorsable nominative ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each in registration process. The amount of outstanding shares is 711,949,511.

The Company's market capitalization as of September 30, 2024 was approximately USD 850 million (74,689,314 GDS with a price per GDS of USD 11.38).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 397,831,498 shares directly and indirectly (through Helmir S.A.), which represents 55.88% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2024, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 314,118,013 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.12% of the issued share capital.

 It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 71,510,561.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 840,357,445 (considering the current conversion ratio of 1.3070 shares of nominal value ARS 10 per option). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 64,885,526 ordinary shares, which would mean a 57.45% stake on the share capital (net of treasury shares), it corresponds to 462,717,024 ordinary shares.

Among the news of the period ended on September 30, 2024, and subsequent, the following can be highlighted:

●
The net result for the first quarter of fiscal year 2025 recorded a loss of ARS 109,135 million compared to a gain of ARS 250,538 million in the same period of the previous year, mainly due to the loss recorded due to changes in the fair value of investment properties. This is an accounting effect that does not involve cash movements.

●
Real tenant sales in Shopping Centers recovered slightly compared to previous quarters, although they fell 12.1% compared to the first quarter of fiscal year 2024. The adjusted EBITDA of the segment reached ARS 41,116 million, in line with the same quarter of the previous year.

●
The average occupancy of the premium office portfolio rose to 97.9% in the quarter mainly due to the improvement in the occupancy of Dot Building.

●
The Hotels segment reduced its income and occupancy levels in the first quarter of fiscal year 2025 compared to 2024 due to lower exchange competitiveness in Argentina.

●
During the quarter we acquired a property adjacent to the Alto Avellaneda shopping center for its future expansion for USD 12.2 million and subsequently, we sold an additional floor of the Della Paolera 261 building for USD 7.1 million.

●
On October 28, 2024, the Shareholders' Meeting approved the distribution of a cash dividend of ARS 90,000 million (dividend yield 8%) and own shares in the portfolio, representing approximately 3.6% of the stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 5, 2024